UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 28 May, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND
MAJOR SUBSIDIARIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Messrs NJ Holland, a
director of Gold Fields Limited and Messrs MD Fleischer, a
director of a major subsidiary have retained all Performance
Vesting Restricted Shares (“PVRS”) which were awarded to them in terms of The Gold Fields Limited 2005 Share Plan, as amended. Mr.
PA Schmidt, a director of Gold Fields Limited only sold
sufficient shares to cover the tax liability and has retained the remaining shares which were awarded in terms of The Gold Fields
Limited 2005 Share Plan, as amended.
Details of the transaction are set out below:
NJ Holland
Nature of transaction Off market acquisition of shares in
terms of the above scheme
Transaction Date 27 May 2013
Number of Shares 173,084
Class of Security Ordinary shares
Market Price per Share R62.8428
Total Value R10 877 083.20
Vesting Period The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
MD Fleischer
Nature of transaction Off market acquisition of shares in
terms of the above scheme
Transaction Date 27 May 2013
Number of Shares 54,784
Class of Security Ordinary shares
Market Price per Share R62.8428
Total Value R3,442,779.96
Vesting Period The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
PA Schmidt
Nature of transaction
Off market acquisition of shares in
terms of the above scheme
Transaction Date 27 May 2013
Number of Shares 30,864
Class of Security Ordinary shares
Market Price per Share R62.8428

Total Value R1,939,580.18
Vesting Period The award vests on the third
anniversary following the grant date.
Nature of interest Direct and Beneficial
PA Schmidt
Nature of transaction On market sale of shares in terms of
the above scheme to cover the tax
liability for the shares that
settled.
Transaction Date 24 May 2013
Number of Shares/Options 25,366
Class of Security Ordinary Shares
Market Price per Share R 56.0155
Total Value R 1,420,889.17
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
28 May 2013
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: May 28, 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer